Exhibit 99.1

For immediate release May 28, 2015 – 15:00 pm CET

DELHAIZE GROUP RELEASES 2014 SUSTAINABILITY PROGRESS REPORT

Company on the way to achieving ‘Supergood’ sustainability ambition by advancing sustainable seafood, waste reduction and hunger relief.

Brussels, Belgium, May 28, 2015 – Delhaize Group, is announcing the publication of its 2014 Sustainability Progress Report today online at http://sustainabilityreport.delhaizegroup.com.

The report, the eighth annual assessment of the company’s sustainability performance, highlights progress toward “Supergood,” the Group’s Ambition to be a sustainability leader in all its local markets by 2020. In addition to an overall update, the report includes chapters on each of the operating companies in North America, Europe and Indonesia.

“Many of the things that make our company more sustainable also help us serve our customers better, be a better employer, and ultimately be a better business” said Frans Muller, President and CEO of Delhaize Group.

Among the sustainability achievements in 2014 across the organization were:

Private brand nutritional value

35% of Delhaize America private brand food sales were from products with high nutritional value (earning at least one Guiding Star), up from 33% in 2013.

Sustainable seafood

Delhaize Belgium increased its sustainable seafood commitment and is on pace to source 80% Marine Stewardship Council (MSC) certified seafood by 2020. In 2014, 35% of private brand seafood product sales were certified by MSC or Aquaculture Stewardship Council (ASC).

Waste reduction

The Group’s total recycling rate for all companies in Europe and North America increased to 58% in step with the goal to reach 80% by 2020.

Greenhouse gas emissions

Delhaize Group continued to drive down absolute and relative greenhouse gas emissions toward the goal of 20% reduction by 2020. From 2008 to 2014, it reduced greenhouse gas emissions per m2 sales area by 8%.

Food donations

Delhaize America’s Food Lion banner partnered with Feeding America to launch Food Lion Feeds, an ambitious program to serve 500 million meals to people in need by 2020. Food Lion Feeds provided more than 40 million meals to local hunger relief organizations in its first year.

Associate diversity and development

A new Delhaize Group Associate Diversity Steering Committee was created to align on a Group-wide diversity and inclusion approach. Each operating company now has plans and commitments to improve diversity and inclusion by 2020.

Marc Croonen, Delhaize Group’s Chief Human Resource Officer—EVP HR, Internal Communication & Sustainability, noted that the Group has made steady progress on its sustainability goals in 2014 and this is the result of a renewed emphasis on teamwork.

“The most important way to achieve our 2020 ambition is by working together and learning from each other across the Group,” he said. “We also looked outside the company to tap the expertise and experience of external stakeholders, such as non-governmental organizations (NGOs), government agencies and business partners to help us clarify the path to success.”

For 2015, Croonen says, the company’s mission is clear: “We want to focus on developing better defined strategies for improving the nutritional quality of our private brands, as well as promoting the wellbeing of our associates.”

Read the full 2014 report online here: http://sustainabilityreport.delhaizegroup.com. Questions can be sent to sustainability@delhaizegroup.com.

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» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 402 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com.

» Contacts

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements that are included or incorporated by reference in this press release or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding Delhaize Group’s 2020 and “Supergood” strategies and related aspirations and goals, as well as the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, risks and uncertainties described in the most recent Delhaize Group annual report as well as in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

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